File No. 70-10301

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM U-1/A

AMENDMENT NO. 1

TO THE FORM U-1 FILED UNDER THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

UNITIL CORPORATION

6 Liberty Lane West

Hampton, New Hampshire 03842-1720

(Name and principal address of company filing this statement and top registered holding company parent)

Mark H. Collin

Senior Vice President, Chief Financial Officer & Treasurer

UNITIL CORPORATION

6 Liberty Lane West

Hampton, New Hampshire 03842-1720

(Name and address of agent for service)

EXPLANATORY NOTE:

Through this Amendment No. 1, the undersigned hereby requests withdrawal of the Form U-1 (File No. 70-10301) filed by the undersigned with the Securities and Exchange Commission on April 28, 2005 (the “Original Filing”). The Original Filing consists of a Rule 24 Certificate that was inadvertently filed as a Form U-1. Concurrently herewith, the Rule 24 Certificate, without any changes thereto, is being re-filed under the appropriate EDGAR tag (35-Cert).

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Unitil Corporation has duly caused this Amendment No. 1 to its Form U-1 to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 14, 2005

UNITIL CORPORATION

By:	/s/ Mark H. Collin
Name: Mark H. Collin Title: Senior Vice President, Chief Financial Officer & Treasurer